Term Sheet
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 19-I dated March 21, 2006

Term sheet No. 37 to
Product Supplement No. 19-I
Registration Statement No. 333-130051
Dated December 18, 2007; Rule 433



Structured Investments	JPMorgan Chase & Co. $ **Return Enhanced Notes due February 12, 2009** **Each Linked to the Dow Jones EURO STOXX 50® Index**

General

- This term sheet relates to two (2) separate note offerings, which we refer to as 2x REN and 3x REN, respectively. You may participate in either of the two (2) note offerings or, at your election, in both of the offerings. This term sheet does not, however, allow you to purchase a note linked to a basket of both series of notes described below.
- The notes are designed for investors who seek a return of twice (for 2x REN) or three times (for 3x REN) the appreciation of the Dow Jones EURO STOXX 50® Index up to the maximum total return on the applicable series of notes of 22.00% (for 2x REN) or 20.40% (for 3x REN) at maturity. Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 12, 2009†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about January 9, 2008 and are expected to settle on or about January 14, 2008.

Key Terms

Index: The Dow Jones EURO STOXX 50® Index ("SX5E") (the "Index")

Upside Leverage Factor, Maximum Total Return & CUSIP:

Series of Notes	Upside Leverage Factor	Maximum Total Return*	CUSIP
2x Return Enhanced Notes ("2x REN")	2	22.00%	48123MLN0
3x Return Enhanced Notes 2 ("3x REN")	3	20.40%	48123MLP5

Payment at Maturity: With respect to each series of notes, if the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the applicable Upside Leverage Factor, subject to the applicable Maximum Total Return on such notes. With respect to 2x REN, if the Index Return is more than 11.00% you will receive the applicable Maximum Total Return on the notes of 22.00%* which entitles you to a maximum payment at maturity of $1,220 for every $1,000 principal amount note that you hold. With respect to 3x REN, if the Index Return is more than 6.80%, you will receive the applicable Maximum Total Return on the notes of 20.40%*, which entitles you to a maximum payment at maturity of $1,204 for every $1,000 principal amount note that you hold. With respect to each series of notes, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Index Return} \times \text{Upside Leverage Factor})]$$

*With respect to each series of notes, the actual Maximum Total Return will be set on the pricing date and will not be less than the percentages set forth in the table above.

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. With respect to each series of notes, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

With respect to each series of notes, you will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.

Index Return: The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The Index closing level on the pricing date, which is expected to be January 9, 2008.

Ending Index Level: The Index closing level on the Observation Date.

Observation Date: February 9, 2009†

Maturity Date: February 12, 2009†

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 19-I.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 19-I and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 19-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) In no event will the fees and commissions received by J.P. Morgan Securities Inc., which we refer to as JPMSI, which includes concessions to be allowed to other dealers, exceed $22.50 per $1,000 principal amount note for either of the two (2) offerings listed above. For more detailed information about fees and commissions and concessions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 18, 2007

ADDITIONAL TERMS SPECIFIC TO EACH NOTE OFFERING

This term sheet relates to two (2) separate note offerings. You may participate in either of the two (2) note offerings or, at your election, in both of the offerings. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. This term sheet does not, however, allow you to purchase a note linked to a basket of both series of notes described below.

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 19-I dated March 21, 2006. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 19-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 19-I dated March 21, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000696/e23402_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — With respect to each series of notes, the notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the applicable Upside Leverage Factor of two (for 2x REN) or three (for 3x REN), up to the applicable Maximum Total Return of 22.00% (for 2x REN) or 20.40% (for 3x REN). With respect to each series of notes, the actual Maximum Total Return on such notes will be set on the pricing date and will not be less than 22.00% (for 2x REN) or 20.40% (for 3x REN). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG EUROPEAN EQUITIES OF THE DOW JONES EURO STOXX 50® INDEX** — The return on the notes is linked to the Dow Jones EURO STOXX 50® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 19-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 19-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In particular, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) recognized by Non-U.S. Holders should be subject to withholding tax; and whether these investments are or should be treated as "constructive ownership transactions." While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 19-I dated March 21, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline Ending Index Level, as compared to the Initial Index Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — With respect to each series of notes, if the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 22.00% (for 2x REN) or 20.40% (for 3x REN).

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the European Union euro; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Applicable Series of Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on each series of notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 4300, a Maximum Total Return on the notes of 22.00% for 2x REN and a Maximum Total Return on the notes of 20.40% for 3x REN, and reflect the Upside Leverage Factor of 2 for 2x REN and the Upside Leverage Factor of 3 for 3x REN. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return for 2x REN	Total Return for 3x REN
7740.00	80.00%	22.00%	20.40%
7095.00	65.00%	22.00%	20.40%
6450.00	50.00%	22.00%	20.40%
6020.00	40.00%	22.00%	20.40%
5590.00	30.00%	22.00%	20.40%
5160.00	20.00%	22.00%	20.40%
4773.00	11.00%	22.00%	20.40%
4730.00	10.00%	20.00%	20.40%
4592.40	6.80%	13.60%	20.40%
4515.00	5.00%	10.00%	15.00%
4300.00	0.00%	0.00%	0.00%
3870.00	-10.00%	-10.00%	-10.00%
3440.00	-20.00%	-20.00%	-20.00%
3010.00	-30.00%	-30.00%	-30.00%
2580.00	-40.00%	-40.00%	-40.00%
2150.00	-50.00%	-50.00%	-50.00%
1720.00	-60.00%	-60.00%	-60.00%
1290.00	-70.00%	-70.00%	-70.00%
860.00	-80.00%	-80.00%	-80.00%
430.00	-90.00%	-90.00%	-90.00%
0.00	-100.00%	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1 (2x REN only): The level of the Index increases from the Initial Index Level of 4300 to an Ending Index Level of 4515. Because the Ending Index Level of 4515 is greater than the Initial Index Level of 4300, the Index Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 22.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2 (3x REN only): The level of the Index increases from the Initial Index Level of 4300 to an Ending Index Level of 4515. Because the Ending Index Level of 4515 is greater than the Initial Index Level of 4300 and the Index Return of 5% multiplied by 3 does not exceed the hypothetical Maximum Total Return of 20.40%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 3)] = \$1,150$$

Example 3 (2x REN and 3x REN): The level of the Index increases from the Initial Index Level of 4300 to an Ending Index Level of 5160. Because the Ending Index Level of 5160 is greater than the Initial Index Level of 4300 and the Index Return of 20% multiplied by 2 (for 2x REN) or 3 (for 3x REN) exceeds the hypothetical Maximum Total Return of 22.00% (for 2x REN) or 20.40% (for 3x REN), the investor receives a payment at maturity of $1,220 per $1,000 principal amount note for 2x REN or $1,204 per $1,000 principal amount note for 3x REN, each of which reflects the maximum payment on the applicable series of notes.

Example 4 (2x REN and 3x REN): The level of the Index decreases from the Initial Index Level of 4300 to an Ending Index Level of 3440. Because the Ending Index Level of 3440 is less than the Initial Index Level of 4300, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note for both 2x REN and 3x REN, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level, from January 4, 2002 through December 14, 2007. The Index closing level on December 17, 2007 was 4312.47. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Underwriting Information

If 2x REN priced today, JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $21.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $21.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMSI exceed $22.50 per $1,000 principal amount note.

If 3x REN priced today, JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $19.60 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $19.60 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMSI exceed $22.50 per $1,000 principal amount note.

See "Underwriting" beginning on page PS-21 of the accompanying product supplement no. 19-I.